Exhibit 16.1

KPMG LLP
Suite 1200
150 Fayetteville Street
Raleigh, NC 27601

April 6, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ply Gem Holdings, Inc. and, under the date of March 30,
2009, we reported on the consolidated financial statements of Ply Gem Holdings, Inc. as of and for the years ended December 31, 2008 and 2007. On April 1, 2009, we were dismissed. We have read Ply Gem
Holdings, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 1, 2009, and we agree with such statements except that we are not in a position to agree or disagree with Ply Gem Holdings Inc.'s statement that the engagement of Ernst & Young LLP was approved by the audit committee of the board of directors or the statements in the final paragraph.

Very truly yours,

/s/ KPMG LLP